SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   AMENDMENT

                           IGEN INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

                  Delaware                                   94-2852543
          (State of incorporation                           (IRS Employer
              or organization)                           Identification No.)

           16020 Industrial Drive                                20877
           Gaithersburg, Maryland                             (Zip Code)
  (address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                     Name of exchange on
           Title of each Class                      which each class is to
           to be so registered                      to be registered
           None                                     Not applicable

          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this form relates:

          ...............(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

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                                                                             2


          This Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A filed with the Securities and Exchange Commission by IGEN International, Inc. (the "Registrant") on December 10, 1996.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On July 24, 2003, the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") with Roche Holding Ltd ("Roche"), 66 Acquisition Corporation II ("Merger Sub") and IGEN Integrated Healthcare, LLC ("Newco"). Simultaneously with the execution of the Merger Agreement, the following agreements were entered into: a Restructuring Agreement between the Registrant and Newco, a Post-Closing Covenants Agreement among the Registrant, Roche and Newco, a Tax Allocation Agreement among the Registrant, Roche, Merger Sub and Newco, an Ongoing Litigation Agreement among the Registrant, Roche Diagnostics GmbH ("Roche Diagnostics"), Roche Diagnostics Corporation, Meso Scale Diagnostics, LLC. ("MSD") and Meso Scale Technologies, LLC. ("MST"), a Release and Agreement among the Registrant, Newco, Hyperion Catalysis International, Wellstat Biologics Corporation, Wellstat Therapeutics Corporation, Proteinix Corporation and Integrated Chemical Synthesizers, Inc. and a Global Consent and Agreement among the Registrant, Roche, Newco, MSD, MST, Jacob Wohlstadter and JW Consulting Services L.L.C. (collectively, together with the Merger Agreement, the "Transaction Agreements"), and a License Agreement between the Registrant and IGEN LS, LLC ("IGEN LS"), an Improvements License Agreement between the Registrant and Roche Diagnostics, a Covenants Not to Sue among Newco, MSD, MST, Roche Diagnostics, Roche and IGEN LS, a License Agreement (Human IVD, Veterinary IVD, HLA Typing, Paternity, DNA Manufacturing and Plasma Testing) among Newco, F. Hoffmann-La Roche Ltd ("FHLR"), Roche Diagnostics and Roche Molecular Systems, Inc. and a License Agreement (Human IVD Services and Animal Diagnostic Services) among Newco, FHLR, Roche Diagnostics and Roche Molecular Systems, Inc. (collectively, the "Commercial Agreements"). The Transaction Agreements provide, among other things, that (i) prior to the effective time (the "Effective Time") of the merger contemplated by the Merger Agreement, the Registrant will transfer certain assets and liabilities to Newco or one or more of Newco's subsidiaries and (ii) at the Effective Time, Merger Sub will merge with and into the Registrant.

          In connection with the Transaction Agreements and the Commercial Agreements, on July 24, 2003, the Registrant entered into the Amendment to Rights Agreement with EquiServe Trust Company, N.A. (successor to The First National Bank of Boston) (the "Rights Agreement Amendment"). The Rights Agreement Amendment amends the Rights Agreement dated as of November 6, 1996, between the Registrant and The First National Bank of Boston (the "Rights Agreement"), to (i) render the Rights Agreement inapplicable to the transactions contemplated by the Transaction Agreements and the Commercial Agreements and (ii) provide that (A) neither Roche nor any of its affiliates or associates will become an Acquiring Person (described below) by reason of any of the Transaction Agreements, the Commercial Agreements or any of the transactions contemplated thereby, (B) a Distribution Date (described below) will not occur by reason of, among other things, the Registrant's entering into the Transaction Agreements and the Commercial Agreements, the public announcement of such fact or the consummation of the transactions contemplated by the Transaction Agreements or the Commercial Agreements, (C) a Shares Acquisition Date (described below) will not occur by reason of, among other things, the Registrant's entering into the Transaction Agreements and the Commercial Agreements, the public announcement of such fact on the consummation of the transactions contemplated by the Transaction Agreements or the Commercial Agreements, and (D) the Rights (described below) shall expire immediately prior to the Effective Time.

          In the event the Merger Agreement is terminated prior to the Effective Time, the Rights Agreement Amendment shall be null and void.

SUMMARY OF THE RIGHTS AGREEMENT AS AMENDED

          Each preferred share purchase right (a "Right") entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), of the Registrant at a price of $65.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

          Initially, the Rights will be evidenced by the stock certificates representing Common Shares then outstanding, and no separate Right Certificates, as defined, will be distributed. Until the earlier to occur of
(i) the Shares Acquisition Date (described below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

          The Shares Acquisition Date is the first date of public announcement that a person or group (other than (A) the Registrant, (B) a majority-owned subsidiary of the Registrant, (C) any employee benefit plan of the Registrant or any majority-owned subsidiary of the Registrant, (D) any entity holding Common Shares for or pursuant to the terms of any such plan and (E) Mr. Samuel
J. Wohlstadter, his affiliates and associates, his heirs, and any trust or foundation to which he has transferred or may transfer Common Shares of the Registrant ("Samuel Wohlstadter" and each of the persons listed in (A) through (E) above, an "Excluded Person")) has become the beneficial owner of 15% or more of the outstanding Common Shares (an "Acquiring Person"). Notwithstanding the foregoing, neither Roche nor any of its affiliates shall become an Acquiring Person as a result of (i) the adoption, approval, execution or delivery of any of the Transaction Agreements or the Commercial Agreements,
(ii) the public announcement of such adoption, approval, execution or delivery or (iii) the consummation of the transactions contemplated or permitted by the terms of the Transaction Agreements or the Commercial Agreements. In addition,
(i) the adoption, approval, execution or delivery of any of the Transaction Agreements or the Commercial Agreements, (ii) the public announcement of such adoption, approval, execution or delivery or (iii) the consummation of the transaction contemplated or permitted by the terms of the Transaction Agreements or the Commercial Agreements shall not, in each case, individually or collectively, be deemed to constitute a Shares Acquisition Date, Distribution Date or any other separation of the Rights from the underlying Common Shares, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of the Rights.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right

Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire prior to the earliest of (i) November 6, 2006 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as described below, (iii) the time at which the Rights are exchanged as described below and
(iv) immediately prior to the Effective Time.

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $l per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. The Preferred Shares rank junior to all other series of the Registrant's preferred stock.

          In the event that the Registrant is acquired by any person, other than Samuel Wohlstadter, in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to any person other than Samuel Wohlstadter, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. Notwithstanding the foregoing, the occurrence of (i) the adoption, approval, execution or delivery of any of the Transaction Agreements or the Commercial Agreements, (ii) the public announcement of such adoption, approval, execution or delivery or (iii) the consummation of the transactions contemplated or permitted by the terms of any of the Transaction Agreements or the Commercial Agreements shall not, in each case, individually or collectively, result in a separation of the Rights from the underlying Common Shares, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect any rights of the holders of the Rights, including giving the holders of the Rights the right to acquire securities of any party to the Transaction Agreements or the Commercial Agreements or any party to the transactions contemplated or permitted by the terms of the Transaction Agreements or the Commercial Agreements.

          At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Registrant's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Registrant, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          At any time prior to the earliest of (i) the time a person has become an Acquiring Person, or (ii) the Final Expiration Date, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Registrant without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to any percentage which is (i) greater than the largest percentage of the outstanding Common Shares then known to the Registrant to be beneficially owned by any person or group of affiliated or associated persons (other than an excepted person) and (ii) not less than 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no, such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

ITEM 2.  EXHIBITS.

Exhibit No.     Description
-----------     -----------

1.1 Specimen Right Certificate (incorporated herein by reference to Exhibit 1.1 of the Registrant's Registration Statement on Form 8-A filed December 10, 1996, File No. 000-23252).

2.1 Rights Agreement dated as of November 6, 1996, between the Registrant and The First National Bank of Boston (incorporated herein by reference to Exhibit 2.1 of the Registrant's Registration Statement Form 8-A filed December 10, 1996,
                File No. 000-23252).

3.1 Amendment to Rights Agreement dated as of July 24, 2003, between the Registrant and EquiServe Trust Company, N.A. (successor to The First National Bank of Boston).

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 24, 2003

                                       IGEN INTERNATIONAL, INC.

                                       By: /s/ Richard J. Massey
                                           ----------------------------
                                           Name:   Richard J. Massey
                                           Title:  President and Chief
                                                   Operating Officer

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

1.1             Specimen Right Certificate (incorporated herein by reference to
                Exhibit 1.1 of the Registrant's Registration Statement on
                Form 8-A filed December 10, 1996, File No. 000-23252).

2.1 Rights Agreement dated as of November 6, 1996, between the Registrant and The First National Bank of Boston (incorporated herein by reference to Exhibit 2.1 of the Registrant's Registration Statement Form 8-A filed December 10, 1996,
                File No. 000-23252).

3.1 Amendment to Rights Agreement dated as of July 24, 2003, between the Registrant and EquiServe Trust Company, N.A. (successor to The First National Bank of Boston).

                          AMENDMENT TO RIGHTS AGREEMENT


                         AMENDMENT (this "Amendment") dated as of July 24,
                    2003, to the Rights Agreement (the "Rights Agreement") dated as of November 6, 1996, between IGEN International, Inc., a Delaware corporation (the "Company"), and EQUISERVE TRUST COMPANY, N.A. (successor to The First National Bank of Boston, a national banking association) (the "Rights Agent").

          WHEREAS the Company and the Rights Agent have previously entered into the Rights Agreement;

          WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof; and

          WHEREAS all acts and things necessary to make this Amendment a valid agreement have been done and performed and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

          NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto hereby agree as follows:

          SECTION 1. AMENDMENTS OF SECTION 1. (a) The definition of "ACQUIRING PERSON" in Section 1(a) of the Rights Agreement hereby is amended by inserting the following at the end of such section:

          Notwithstanding any other provision in this Rights Agreement to the contrary, none of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland ("R Company"), nor any of its Affiliates or Associates shall become an Acquiring Person as a result of the (i) adoption, approval, execution or delivery of any of the Transaction Agreements, Commercial Agreements or Stockholders Agreement, (ii) public announcement of such adoption, approval, execution or delivery or (iii) consummation of the transactions contemplated or permitted by the terms of the Transaction Agreements, Commercial Agreements or Stockholders Agreement.

          (b) The definition of "SHARES ACQUISITION DATE" in Section 1(o) of the Rights Agreement hereby is amended by (i) inserting the word "(i)" immediately before the words "(y) of the last sentence of Section 1(a) hereof" in such Section, (ii) inserting the words "second to" immediately before the words "last sentence of Section 1(a) hereof,", (iii) inserting the words "or
(ii) the last sentence of Section 1(a) hereof" immediately after the words "last sentence of Section 1(a) hereof" and

(iv) inserting the words "in each case" immediately before the words "no Shares Acquisition Date shall be deemed to have occurred".

          (c) Section 1 of the Rights Agreement hereby is amended by inserting the following paragraphs at the end thereof:

               (s) "Commercial Agreements" shall have the meaning set forth in
          Section 10.03 of the Merger Agreement.

               (t) "Merger Agreement" shall mean the Agreement and Plan of Merger dated as of July 24, 2003 (as the same may be amended or supplemented), among R Company, 66 Acquisition Corporation II, the Company and IGEN Integrated Healthcare, LLC.

               (u) "Stockholders Agreement" shall have the meaning set forth in the recitals to the Merger Agreement.

               (v) "Transaction Agreements" shall have the meaning set forth in Section 10.03 of the Merger Agreement.

          SECTION 2. AMENDMENT OF SECTION 3. Section 3 of the Rights Agreement hereby is amended by inserting the following words at the end of the first sentence thereof:

     ; PROVIDED, HOWEVER, that notwithstanding any other provision in this Rights Agreement to the contrary, the occurrence of (i) the adoption, approval, execution or delivery of any of the Transaction Agreements, Commercial Agreements or Stockholders Agreement, (ii) the public announcement of such adoption, approval, execution or delivery or (iii) the consummation of the transactions contemplated or permitted by the terms of any of the Transaction Agreements, Commercial Agreements or Stockholders Agreement shall not, in each case, individually or collectively, constitute a Distribution Date.

          SECTION 3. AMENDMENT OF SECTION 7. Section 7(a) of the Rights Agreement hereby is amended by deleting the word "or" immediately preceding clause (iii) thereof and by inserting the following new phrase immediately following clause (iii) thereof:

          or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement).

          SECTION 4. ADDITION OF A NEW SECTION 35. The Rights Agreement hereby is amended by inserting the following new Section 35 immediately after Section 34 thereof:

          SECTION 35. EXCLUDED TRANSACTIONS. Notwithstanding any other provision of this Agreement, the occurrence of (i) the adoption, approval, execution or delivery of any of the Transaction Agreements, Commercial Agreements or Stockholders Agreement, (ii) the public announcement of such adoption, approval, execution or delivery or (iii) the consummation of the transactions contemplated or permitted by the terms of any of the Transaction Agreements, Commercial Agreements or Stockholders Agreement shall not, in each case, individually or collectively, constitute a Shares Acquisition Date, Distribution Date, or any other separation of the Rights from the underlying Common Shares, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect any rights of the holders of the Rights, including giving the holders of the Rights the right to acquire securities of any party to the Transaction Agreements, Commercial Agreements or Stockholders Agreement or any party to the transactions contemplated or permitted by the terms of the Transaction Agreements, Commercial Agreements or Stockholders Agreement.

          SECTION 5. EFFECTIVE DATE. This Amendment shall be effective as of the date hereof. In the event that the Merger Agreement is terminated prior to the Effective Time (as defined in the Merger Agreement), this Amendment shall be null and void.

          SECTION 6. FULL FORCE AND EFFECT. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

          SECTION 7. GOVERNING LAW. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

          SECTION 8. COUNTERPARTS. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

          SECTION 9. DESCRIPTIVE HEADINGS. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

          SECTION 10. RIGHTS AGREEMENT AS AMENDED. Upon the effectiveness of this amendment, the term "Rights Agreement" as used in the Rights Agreement shall refer to the Rights Agreement as amended hereby.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

                                            IGEN INTERNATIONAL, INC.,


                                            by: /s/ Richard Massey
                                                ---------------------------
                                                Name:  Richard Massey
                                                Title: President and Chief
                                                       Operating Officer


Attest:


/s/ Daniel Abdun-Nabi
---------------------------------
Name:  Daniel Abdun-Nabi
Title: General Counsel


                                            EQUISERVE TRUST COMPANY, N.A.,



                                            by: /s/ Dennis V. Moccia
                                                ---------------------------
                                                Name:  Dennis V. Moccia
                                                Title: Managing Director

Attest:


/s/ Dana Arlock
---------------------------------
Name:  Dana Arlock
Title: Risk Analyst